CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010
(in United States Dollars, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States Dollars)

	March 31	December 31
	2010	2009
		(as restated, Note 13)

ASSETS
Current
Cash and cash equivalents	$125,007	$128,977
Commodity taxes receivable	15,779	10,598
Trade and other receivables	1,468	1,974
Current portion of future income tax asset	4,858	4,210
Inventories (Note 4)	75,396	71,682
Prepaids and deposits	4,246	2,680
	226,754	220,121

Deposits on property, plant and equipment	8,213	4,861
Other long-term assets	3,658	3,847
Mining interests and property, plant and equipment	639,955	628,740
Goodwill	106,799	106,799
	$985,379	$964,368

LIABILITIES
Current
Payables and accruals	$37,432	$37,019
Current portion of future income tax liability	3,830	-
Current portion of long-term debt and capital leases	4,401	4,398
Current portion of other long-term obligations	1,597	763
	47,260	42,180

Long-term debt and capital leases	31,474	32,431
Other long-term obligations	3,680	5,051
Asset retirement obligations	6,453	5,958
Employee future benefits	2,047	1,635
Future income tax liability	93,450	84,776
	184,364	172,031
SHAREHOLDERS’ EQUITY
Capital stock	875,833	866,716
Contributed surplus	21,606	23,873
Deficit	(102,858)	(104,686)
Accumulated other comprehensive income	6,434	6,434
	801,015	792,337

	$985,379	$964,368

Signed on behalf of the Board:	“Signed”	“Signed”
	René Marion, Director	Ronald Smith, Director

See accompanying notes to the unaudited consolidated financial statements.	1

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(unaudited, in thousands of United States Dollars except per share data)

For the three months ended	March 31, 2010	March 31, 2009
		(as restated, Note 13)

Revenue from mining operations	$54,687	$47,349

Expenses
Production costs, excluding amortization & depletion	25,722	23,095
Refining costs	439	563
General and administrative costs	5,577	9,460
Amortization, depletion and accretion	10,314	9,645
	42,052	42,763

Earnings before other items	12,635	4,586

Interest on long-term debt	(798)	(935)
Foreign exchange (loss) / gain	(3,608)	1,604
Interest and other income	450	184
	(3,956)	853

Earnings before income taxes	8,679	5,439

Future income tax expense	6,724	1,184
Current tax expense	127	1,726
	6,851	2,910

Net earnings and comprehensive income	$1,828	$2,529

Earnings per share (Note 5)
Basic	$0.01	$0.02
Diluted	$0.01	$0.02

Weighted average shares outstanding (Note 5)
Basic	137,959,607	121,763,558
Diluted	138,763,905	122,781,981

See accompanying notes to the unaudited consolidated financial statements.	2

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States Dollars)

For the three months ended	March 31, 2010	March 31, 2009
		(as restated, Note 13)

OPERATING ACTIVITIES
Net earnings	$1,828	$2,529
Payment on other long-term obligations	(763)	(325)
Items not affecting cash (Note 6)	24,323	10,466
Change in non-cash operating working capital (Note 6)	(8,324)	6,361
	17,064	19,031

INVESTING ACTIVITIES
(Increase) / decrease in deposits on property, plant and equipment	(3,352)	599
Expenditures on mining interests and property, plant and equipment	(22,815)	(15,114)
	(26,167)	(14,515)

FINANCING ACTIVITIES
Repayment of capital lease obligation	(1,093)	(1,758)
Proceeds on sale-leaseback transactions	-	7,176
Repayment of long-term debt	(19)	(15)
Proceeds from exercise of stock options	6,245	11,509
	5,133	16,912

Net (decrease) / increase in cash and cash equivalents	(3,970)	21,428

Cash and cash equivalents, beginning of period	128,977	3,258
Cash and cash equivalents, end of period	$125,007	$24,686

Cash and cash equivalents is comprised of the following:

Cash	$100,910	$18,385
Temporary investments	24,097	6,301
	$125,007	$24,686

See accompanying notes to the unaudited consolidated financial statements.	3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States Dollars)

For the three months ended	March 31, 2010	March 31, 2009
		(as restated, Note 13)

Capital stock
Balance, beginning of period	$866,716	$719,426
Shares issued through employee share purchase plan	101	-
For cash pursuant to exercise of stock options	6,246	11,509
Fair value of share-based compensation	2,770	10,875
Balance, end of period	$875,833	$741,810

Contributed surplus
Balance, beginning of period	$23,873	$33,288
Fair value of share-based compensation	(2,770)	(10,875)
Forfeitures of stock options	-	(16)
Share-based compensation	503	1,313
Balance, end of period	$21,606	$23,710

Deficit
Balance, beginning of period	$(104,686)	$(112,891)
Net earnings	1,828	2,529
Balance, end of period	(102,858)	(110,362)
Accumulated other comprehensive income	6,434	6,434
Total deficit and accumulated other comprehensive income	$(96,424)	$(103,928)

Total shareholders’ equity	$801,015	$661,592

See accompanying notes to the unaudited consolidated financial statements.	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

1.            Nature of operations

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7).

2.            Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2009, except as noted, and in the opinion of management, contain all adjustments necessary to fairly present the financial statements. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

3.            Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)	Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The impact of these standards will be assessed at the time of any future acquisition.

(ii)	International Financial Reporting Standards (“IFRS”)

In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

4.            Inventories

	March 31	December 31
	2010	2009
Supplies	$16,994	$15,847
Ore stockpiles	424	627
Ore in process	57,028	53,199
Finished product	950	2,009
	75,396	71,682

During the three months ended March 31, 2010 the Company recognized $59 (March 31, 2009 – $130) of inventory net realizable valuation adjustments as an expense. The Company did not recognize any net realizable value adjustment reversals in the first quarter (March 31, 2009 - $295), resulting in an overall net realizable value adjustment expense of $59 for the three months ended March 31, 2010 (three months ended March 31, 2009 – recovery of $165).

5.            Earnings per share

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the period ended March 31, 2010 of 137,959,607 (March 31, 2009 – 121,763,558). Diluted earnings per share is based on the assumption that options under the stock option plan that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of March 31, 2010, 1,813,110 stock options (March 31, 2009 – 3,063,110) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

6.            Supplemental cash flow information

	March 31	March 31
	2010	2009
Items not affecting cash:		(as restated, Note 13)
Amortization, depletion and accretion	$10,314	$9,656
Transaction costs	156	442
Unrealized foreign exchange loss / (gain)	5,762	(2,816)
Stock option expense, net of forfeitures	503	1,297
Employee future benefits	301	188
Future income tax expense	6,724	1,184
Employee share purchase plan	101	-
Other long-term assets	189	191
Other long-term obligations	273	324
	$24,323	$10,466

Change in non-cash working capital:
Receivables	$(3,047)	$3,236
Inventories	(1,515)	(1,046)
Prepaids and deposits	(2,267)	(554)
Payables and accruals	(1,495)	4,725
	$(8,324)	$6,361

Interest paid	$761	$640
Taxes paid	$1,968	$100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

7.            Employee future benefits

The Company accrues employee future benefits for workers in Mexico in accordance with statutory requirements. All employee future benefit plans are unfunded, and have measurement dates and actuarial valuation dates of December 31st. For the three months ended March 31, 2010, the Company has recorded $336 in employee future benefit expenses (three months ended March 31, 2009 - $202).

8.            Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

		March 31	March 31
		2010	2009
(a)	Production costs – labour	$-	$8,174
(a)	Mining interests – labour	-	417
(b)	Production costs – consumables	-	3,817
		$-	$12,408

(a)

The Company paid a third party company related to a former director for the provision of workers in the Mexican operations at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers are now provided at cost plus 6-8%.

(b)	The Company paid two third party companies related to a former director for the provision of lime, lubricant and fuel. The prices of lubricant and fuel are regulated in Mexico.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions. At March 31, 2009 there were $1,922 in payables and accruals and $1,022 in prepaids and deposits, representing amounts owing or paid to these related parties.

9.            Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and accruals, long-term debt and obligations under capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican pesos or Canadian dollars. Balances are translated at the period end rate based on the Company’s accounting policy as set out in Note 2(c) to the annual consolidated financial statements.

The Company does not have any derivative financial instruments outstanding as at March 31, 2010.

Fair values of financial instruments

The Company estimates that the fair value of its cash and cash equivalents, receivables, payables and accruals approximate the carrying value of the assets and liabilities due to the relatively short-term nature of these instruments. Long-term debt and lease obligations are measured at amortized cost using the effective interest method and there were no material differences between this amount and fair value at March 31, 2010.

The Company does not have any material financial assets or liabilities measured at fair value on a recurring basis as at March 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

Risks

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At March 31, 2010, the Company did not have any commodity-related financial instruments outstanding.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the three months ended March 31, 2010, equity and net earnings would have decreased by $33, arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect).

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company did not actively manage this exposure in the quarter.

At March 31, 2010, the Company’s exposure to foreign currency exchange risk in Canadian dollars and Mexican pesos was as follows:

	CAD	MXN
Cash and cash equivalents	$6,140	$297,277
Receivables	739	197,046
Payables and accruals	(3,466)	(172,266)
Long-term debt and capital leases	(227)	-
Future income tax liabilities	-	(1,136,979)
Net balance sheet exposure	$3,186	$(814,922)

A 10% weakening of these currencies against the US dollar at March 31st would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant (a 10% strengthening would have had the equal but opposite effect).

Equity / earnings
Translation of net CAD exposure	$(285)
Translation of net MXN exposure	6,022

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$37,432	$37,432	$37,432	$-	$-	$-	$-
Long-term debt and capital leases	35,875	38,148	2,635	2,639	31,103	1,771	-
Employee future benefits	2,047	2,511	46	46	90	448	1,881
Other long-term obligations	3,673	4,579	-	763	763	2,290	763

	$79,027	$82,670	$40,113	$3,448	$31,956	$4,509	$2,644

10.      Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current quarter.

The capital of the Company consists of items included in shareholders’ equity and debt obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at March 31, 2010, the ratio of gross debt to total equity was 4.48% (December 31, 2009 – 4.65%), calculated as follows:

	March 31, 2010	December 31, 2009
		(as restated, Note 13)
Current portion of long-term debt and capital leases	$4,401	$4,398
Long-term debt and capital leases	31,474	32,431
Gross debt	35,875	36,829

Shareholders’ equity	$801,015	$792,337

Gross debt / Shareholders’ equity	4.48%	4.65%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

11.      Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:

			March 31, 2010
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$41,902	$12,785	$-	$54,687
Production costs	16,974	8,748	-	25,722
Refining costs	349	90	-	439
General and administrative costs	1,595	441	3,541	5,577
Amortization, depletion and accretion	7,788	2,512	14	10,314
	26,706	11,791	3,555	42,052
Earnings / (loss) before other items	$15,196	$994	$(3,555)	$12,635
Expenditures related to mining interests and property, plant and equipment	$19,459	$3,117	$239	$22,815
Total assets	$492,793	$388,885	$103,701	$985,379

			March 31, 2009
			(as restated, Note 13)
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$35,006	$12,343	$-	$47,349
Production costs	16,075	7,020	-	23,095
Refining costs	375	188	-	563
General and administrative costs	1,470	333	7,657	9,460
Amortization, depletion and accretion	6,427	3,168	50	9,645
	24,347	10,709	7,707	42,763
Earnings / (loss) before other items	$10,659	$1,634	$(7,707)	$4,586
Expenditures related to mining interests and property, plant and equipment	$13,218	$1,872	$24	$15,114
Total assets	$430,816	$380,221	$8,335	$819,372

All goodwill included on the balance sheet relates to the El Cubo operating segment.

The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

12.      Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for March 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

13.      Restatement of consolidated financial statements

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and the related interim periods. In those previously released financial statements, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 as a foreign currency liability denominated in Mexican pesos and as a result, the balance was not translated appropriately. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose.

In addition, during the preparation of the June 30, 2009 interim consolidated financial statements, the Company determined that certain items in the March 31, 2009 consolidated financial statements had been incorrectly translated into the Company’s functional currency, the United States dollar. In the Company’s Mexican operations, inventory is initially recorded in Mexican pesos. When translating these balances to the US dollar, the Company used the current exchange rate instead of the rate in effect when the costs were incurred. The impact of this adjustment was to change the inventory balances and production costs in the period. There was no income tax effect as a result of this adjustment.

The following table outlines the impact of the adjustment by financial statement line item in the Company’s consolidated balance sheet as at December 31, 2009, as well as the consolidated statement of operations for the three months ended March 31, 2009. These non-cash adjustments have no impact on net cash flows or cash balances previously reported. Only those line items impacted by the restatement have been disclosed.

			Future
		Foreign	income tax
	Previously	currency	translation
	reported	adjustments	adjustments	As restated
Consolidated balance sheet at December 31, 2009:
Future income tax liability	$98,896	$-	$(14,120)	$84,776
Deficit	(118,806)	-	14,120	(104,686)
Statement of operations for three months ending March 31, 2009:
Production costs, excluding amortization and depletion	$21,898	$1,197	$-	$23,095
Amortization and depletion	9,741	(96)	-	9,645
Foreign exchange gain	599	1,349	(344)	1,604
Net earnings	2,625	248	(344)	2,529